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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            FUQUA ENTERPRISES, INC.
                                (Name of Issuer)



                    Common Stock, par value $2.50 per share
                         (Title of Class of Securities)



                                 361022-10-6
                                (CUSIP Number)



                                Gene J. Minotto
                             2935 Northeast Parkway
                            Atlanta, Georgia  30360
                           Telephone: (770) 368-4700
             (Name, Address, and Telephone Number of Person Authorized to
                     Receive Notices and Communications)





                                November 8, 1995
            (Date of Event Which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].
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CUSIP NO.        361022-10-6
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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 Gene J. Minotto
                 ###-##-####

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2.       Check the Appropriate Box if a Member of a Group
                                                                      (a)
                                                                          -----
                                                                      (b)
                                                                         -----

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3.       SEC Use Only

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4.       Source of Funds

         OO

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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e) ______

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6.       Citizenship or Place of Organization

                 United States

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Number of                                  7.      Sole Voting Power
Shares                                                      600,000
                                                   ---------------------------
Beneficially                               8.      Shared Voting Power
Owned by                                                    -0-
                                                   ---------------------------
Each Reporting                             9.      Sole Dispositive Power
Person With                                                 600,000
                                                   ---------------------------
                                           10.     Shared Dispositive Power
                                                            -0-
                                                   ---------------------------
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         600,000
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares _____

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13.      Percent of Class Represented by Amount in Row (11)

         Approximately 13.5%

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14.      Type of Reporting Person

         IN

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Item 1.  Security and Issuer.

                 This Schedule 13D relates to the common stock, $2.50 par value per share ("Common Stock"), of Fuqua Enterprises, Inc. ("Fuqua"). Fuqua has its principal executive offices at One Atlantic Center, 1201 West Peachtree Street, Suite 5000, Atlanta, Georgia 30309.

Item 2.  Identity and Background.

                 This statement is being filed by Gene J. Minotto ("Mr. Minotto" or the "Reporting Person").

                 I.       (a)    Gene J. Minotto
                          (b)    Gene J. Minotto's business address is 2935
                                 Northeast Parkway, Atlanta, Georgia 30360.
                          (c)    Gene J. Minotto is President of Basic American
                                 Medical Products, Inc. ("Basic"), a Georgia corporation and a wholly-owned subsidiary of Fuqua. Basic is engaged in the manufacturing and distribution of health care equipment for the acute, long-term and home health care industries. The address of Basic is 2935 Northeast Parkway, Atlanta,
                                 Georgia 30360.
                          (f)    Gene J. Minotto is a citizen of the United
                                 States.

                 (d)-(e) During the last five years the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                 On November 8, 1995, pursuant to an Agreement and Plan of Merger, dated as of October 6, 1995, by and among Basic, BA Acquisition Corporation ("Sub") and Fuqua and with respect to Articles 7, 12 and 13 thereof, Gene J. Minotto (the "Merger Agreement"), Sub was merged with and into Basic (the "Merger"), and Basic became a wholly-owned subsidiary of Fuqua. At the effective time of the Merger, the shares of common stock of Basic beneficially owned by the Reporting Person were converted into 600,000 shares of Common Stock of Fuqua and cash in the amount of $1,329,980.

                 The foregoing response to this Item 3 is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit 1 hereto and incorporated herein by this reference.





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Item 4.  Purpose of Transaction.

                 Mr. Minotto acquired beneficial ownership of the 600,000 shares of Common Stock described herein as a result of the consummation of the Merger described in Item 3 above.

                 Mr. Minotto may be deemed an affiliate of Basic, for purposes of Rule 145 under the Securities Act of 1933 (the "Securities Act"). As an affiliate, Mr. Minotto may not sell his shares of Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. In connection with the Merger, the Reporting Person acquired the 600,000 shares of Common Stock for investment purposes. Additionally, the Reporting Person has agreed to refrain from transferring, or otherwise disposing of any shares of Common Stock received in the Merger, except in compliance with applicable securities laws.

                 Mr. Minotto may change any of his current intentions, acquire additional shares of Common Stock or sell or otherwise dispose of all or any part of the Common Stock beneficially owned by him, or take any other action with respect to Fuqua or any of its debt or equity securities in any manner permitted by law. Mr. Minotto does not have any current plans or proposals which relate to or would result in any of the events described in items (a) through (j) of Item 4 of Schedule 13D.

                 The foregoing response is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit 1 hereto and the Registration Rights Agreement described in Item 6 below, the full text of which is filed as Exhibit 2 hereto.

Item 5.  Interest in Securities of the Issuer.

                 (a)-(b) The Reporting Person owns of record 600,000 shares of Common Stock, which amounts to approximately 13.5% of the total number of shares of Common Stock which Fuqua had outstanding as of November 8, 1995 (4,438,488 shares). The Reporting Person has sole voting and dispositive rights with respect to such shares.

                 (c) Except in connection with the Merger, the Reporting Person has not effected any transaction in the Common Stock during the past sixty days.

                 (d)      None.

                 (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationship with Respect to Securities of the Issuer.

Registration Rights Agreement.

                 In connection with the Merger, the Reporting Person entered into a Registration Rights Agreement, dated November 8, 1995, with Fuqua (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, the Reporting Person or a subsequent holder of the shares of Fuqua Common Stock received by





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the Reporting Person in the Merger (the "Registrable Securities"), shall be entitled to require Fuqua to register the Registrable Securities in the manner described below.

         Shelf Registration. At any time beginning one year after the closing of the Merger and ending four years after the closing of the Merger (the "Shelf Period"), holders of a majority of the Registrable Securities may request that Fuqua effect a shelf registration pursuant to Rule 415 of the Securities Act (the "Shelf Registration") covering Registrable Securities constituting no more than 50% of the Registrable Securities. If the amount of Registrable Securities requested to be registered under the Shelf Registration exceeds 50% of the Registrable Securities, the amount of the Registrable Securities to be offered for the account of the holders requesting registration shall be reduced pro rata to the extent necessary so that the amount of Registrable Securities to be registered shall not exceed 50% of the Registrable Securities. Fuqua is obligated to use its reasonable efforts to have the shelf registration statement declared effective as soon as practicable after its filing and to keep such registration statement continuously effective until the fourth anniversary of the closing of the Merger or until all Registrable Securities included therein have been sold, if earlier.

         Demand Registration. Holders of Registrable Securities are also entitled to certain demand registration rights under the Registration Rights Agreement. At any time after one year following the closing of the Merger, one or more holders of Registrable Securities holding in the aggregate Registrable Securities with a market value (on the date the written notice is delivered) of at least $2 million may require Fuqua to use its reasonable efforts to effect the registration of any and all Registrable Securities (a "Demand Registration"). Fuqua is not required to effect more than two Demand Registrations pursuant to the Registration Rights Agreement. Fuqua is not required to effect a Demand Registration (i) if it has effected a Demand Registration during the previous twelve months; (ii) if the holders have requested a demand after the third anniversary of the closing of the Merger;
or (iii) during the Shelf Period, unless the requested demand registration is to be underwritten, on a firm commitment or best efforts basis, and the managing underwriter or underwriters have requested in a written opinion to the holders and Fuqua that a new registration statement be filed in the interest of the proposed offering. A Demand Registration will not be deemed to have been effected for purposes of the Registration Rights Agreement if the applicable registration statement is not declared effective and kept effective until the earlier of (i) four months following the date on which such registration statement was declared effective, and (ii) the sale pursuant to such registration statement of the Registrable Securities covered thereby. During the first three years of the Shelf Period, an underwritten public offering made under the Shelf Registration will constitute a Demand Registration for purposes of the Registration Rights Agreement.

         Piggyback Registration. If Fuqua proposes to file a registration statement under the Securities Act with respect to any class of equity securities (other than in connection with the registration of equity securities issued or issuable pursuant to an employee stock option, stock purchase, stock bonus or similar plan or pursuant to a merger, exchange offer or transaction of the type specified in Rule 145(a) of the Securities Act), at any time on or prior to the fifth anniversary of the closing of the Merger, then Fuqua shall give written notice of such proposed filing to the holders of Registrable Securities at least 15 days before the anticipated filing date, and such notice shall offer the holders the opportunity to register such amount of Registrable Securities as each such holder may request. Fuqua is required to use its best efforts to cause the managing underwriter or underwriters of a proposed underwritten offering to permit the inclusion therein of any Registrable Securities requested to be included. If the amount of any kind of Registrable





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Securities to be offered for the accounts of holders is reduced in accordance with certain specified cutback provisions, Fuqua may not include in such offering any securities other than (i) Registrable Securities and (ii) securities, if any, that Fuqua is offering for sale for its own account in a primary underwritten offering.

Merger Agreement.

                 Subject to certain limitations described below, (a) the Reporting Person has agreed to indemnify Fuqua and Basic from and against all losses asserted against, imposed upon or incurred by Fuqua or Basic by reason of or resulting from a breach of any representation or warranty of Basic or the Reporting Person in the Merger Agreement and (b) Fuqua has agreed to indemnify the Reporting Person from and against all losses asserted against, imposed upon or incurred by the Reporting Person by reason of or resulting from a breach of any representation or warranty of Fuqua in the Merger Agreement.

                 As specified in the Merger Agreement, indemnification will not be required until an indemnified party's losses exceed $160,000, at which time indemnification may be claimed for such amount and amounts in excess thereof. No indemnifying party will be required to make indemnification payments in excess of $1,600,000. All rights of indemnification under the Merger Agreement expire on the first anniversary of the effective time of the Merger (except with respect to claims made prior to the first anniversary of the effective time of the Merger).

                 Indemnification payments may be made in shares of Fuqua Common Stock in the manner specified in the Merger Agreement. Claims for indemnification must be adjusted for tax benefits and insurance recoveries of the indemnified party.

                 Except as stated in the preceding paragraphs, Mr. Minotto does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the Common Stock, including, but not limited to, any agreements concerning (i) transfer or voting of any of the securities, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses or (viii) the giving or withholding of proxies.

                 The foregoing response to this Item 6 is qualified in its entirety by reference to the Merger Agreement and the Registration Rights Agreement, the full texts of which are filed as Exhibits 1 and 2 hereto and incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

                 (1) Agreement and Plan of Merger by and among Basic American Medical Products, Inc., BA Acquisition Corporation and Fuqua Enterprises, Inc. and with respect to Articles 7, 12, and 13 thereof, Gene J. Minotto, dated as of October 6, 1995.

                 (2) Registration Rights Agreement by and among Fuqua Enterprises, Inc. and Gene J. Minotto, dated November 8, 1995.



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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the informtion set forth in this statement is true, complete and correct.

Date:  November 20, 1995

                                        /s/  Gene J.  Minotto
                                        -------------------------------------
                                        GENE J. MINNOTTO


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                                EXHIBIT INDEX



EXHIBIT                                DESCRIPTION
-------                                -----------

1 Agreement and Plan of Merger by and among Basic, BA Acquisition Corporation ("Sub") and Fuqua and with respect to Articles 7, 12 and 13 thereof, Gene J. Minotto, dated as of October 6, 1995

2 Registration Rights Agreement by and among Fuqua Enterprises, Inc. and Gene J. Minotto, dated as of November 8, 1995




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